SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
Pacific Internet Limited

(Name of Subject Company)
Pacific Internet Limited

(Name of Persons Filing Statement)
Ordinary Shares

(Title of Class of Securities)
Y66183-10-7

(CUSIP Number of Class of Securities)
Deborah Foo, Vice President, Group Legal
89 Science Park Drive, #01-07 The Rutherford, Singapore 118261
Tel: (65) 6771 0885

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Media Release
Pacific Internet Appoints Financial Adviser to Explore Options to Maximize Shareholder Value
SINGAPORE, March 16, 2006 — Pacific Internet Limited (“PacNet” or the “Company”) (NASDAQ: PCNTF), the largest telco-independent Internet communications service provider in the Asia-Pacific by geographic reach, announces its intent to explore all options to maximize shareholder value. The Board of Directors of PacNet (the “Board”) believes that in addition to evaluating the pre-conditional voluntary general offer by MediaRing Ltd (“MediaRing”), it is in the best interests of all shareholders for the Company to also explore other options to maximize shareholder value.
In this regard, PacNet wishes to announce that the Company has appointed BNP Paribas Peregrine (Singapore) Ltd (“BNP Paribas”) to assist the Board in identifying and evaluating options for maximizing shareholder value. Such options may include seeking suitable strategic or merger partners for the Company, facilitating or soliciting alternative offers, as well as considering any proposals put forth by potential interested parties.
The Company expects to make further announcements after evaluating the recommendations of BNP Paribas, by 31 May 2006.
At this time, PacNet wishes to advise its shareholders to exercise caution in dealing with their shares in the Company or otherwise taking any action in relation to their shares in the Company, which may be prejudicial to their interests.

Media and Analyst Contacts:
Singapore (Media)
Adeline Tan
Corporate Communications Manager
Pacific Internet Limited
Direct Tel: +65 6771 0443
Mobile: +65 9745 6345
Email: tan.adeline@pacific.net.sg
Ng Chip Keng
Weber Shandwick Worldwide (Singapore) Pte Ltd
Direct Tel: +65 6825 8084
Mobile: +65 9623 2166
Email: ckng@webershandwick.com
Singapore (Investors and Analysts)
Manisha Singh
Investor Relations Manager
Direct Tel: +65 6771 0433
Mobile: +65 9362 9044
Email: investor@pacific.net.sg
URL: http://www.pacific.net.sg/business/investor
US (Media and Analysts)
Alan Katz
Cubitt Jacobs & Prosek
Tel: +1 (212) 279 3115 (ext. 211)
Email: alan@cjp.com
Editor’s Notes:
About Pacific Internet Limited
Pacific Internet Limited or PacNet (NASDAQ: PCNTF) is the largest telco-independent Internet Communications Service Provider by geographic reach in the Asia Pacific region. The company has direct presence in Singapore, Hong Kong, the Philippines, Australia, India, Thailand and Malaysia. PacNet delivers a comprehensive suite of Internet data, voice and video services to corporate business and consumer customers. For more information, visit www.pacnet.com.
Cautionary Statement
The Board notes that no offer has been made. If and when an offer is made, a circular (“Circular”) containing, inter alia, the recommendation of the independent directors of the Company in relation to the Offer will be dispatched to Shareholders in due course. Shareholders are advised to read the Circular, the Company’s Recommendation Statement and related materials when they become available because they will contain important information. Shareholders may download a free copy of the Circular, the Company’s Recommendation Statement and other documents that the Company intends to file with the U.S. Securities and Exchange Commission (“SEC”) at the SEC’s website at www.sec.gov if an offer is made.
Statements made in this announcement with respect to PacNet’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of PacNet. Forward-looking statements include but are not limited to those using words such as “seek”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “plan”, “strategy”, “forecast” and similar expressions or future or conditional verbs such as “will”, “would”, “should”, “could”, “may” and “might”. These statements reflect management’s current expectations, beliefs, hopes, intentions or strategies regarding the future and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to (i) changes in the economic, regulatory and political environments in the countries where PacNet operates; (ii) changes and developments in technology and the Internet marketplace; (iii) PacNet’s continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets; (iv) the success of its joint ventures and alliances; (v) exchange rates, particularly between the Singapore dollar and the U.S. dollar and other currencies in which PacNet makes significant sales or in which its assets and liabilities are denominated; and (vi) the outcome of contingencies. In light of the many risks and uncertainties surrounding the Internet marketplace, the actual results could differ materially from those discussed in the forward-looking statements. PacNet assumes no obligation to update any such statements.
Responsibility Statement
The Directors of PacNet have taken all reasonable care to ensure that the facts stated and opinions expressed in this announcement are fair and accurate, and that no material facts have been omitted and they jointly and severally accept responsibility accordingly. Where any information has been extracted from published or otherwise publicly available sources (including, without limitation, information relating to MediaRing), the sole responsibility of the Directors of PacNet has been to ensure through reasonably enquiries that such information is accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this announcement.